SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐            No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated March 25, 2010, entitled “Silver Lake Makes Minority Investment in Spreadtrum Communications”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: March 29, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated March 25, 2010, entitled “Silver Lake Makes Minority Investment in Spreadtrum Communications”

Exhibit 99.1

Silver Lake Makes Minority Investment in Spreadtrum Communications

Shanghai, China, March 25, 2010 – Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”), one of China’s leading fabless semiconductor providers supporting both 2G and 3G wireless communications standards, and Silver Lake, one of the world’s preeminent technology investors, today jointly announced that Silver Lake has acquired a minority stake in the Shanghai-based company.

“We are very pleased to have Silver Lake become not only one of the largest shareholders of our company, but also an important strategic partner,” said Dr. Leo Li, President and CEO of Spreadtrum. “We believe that Silver Lake’s deep domain expertise and extensive industry network will benefit Spreadtrum significantly. We look forward to our partnership with Silver Lake as we enter our next phase of growth.”

Dr. Eric Chen, Managing Director at Silver Lake, said, “We believe Spreadtrum will be a key enabler of China’s home-grown 3G national wireless standard, representing the power of technological innovation in the Chinese economy.” He added, “The management team has put the company on a convincing growth trajectory and we are excited about Spreadtrum’s prospects as China becomes home to globally competitive fabless semiconductor players over the coming decade. We are committed to working with the company to seek transformative growth opportunities.”

Ken Hao, Managing Director and head of Silver Lake’s Asia investment team, added, “Spreadtrum fits perfectly into Silver Lake’s investment strategy of partnering with the world’s leading technology franchises. We are excited about the opportunities of investing in emerging global technology leaders in the Asia region and pleased to announce this transaction as Silver Lake’s inaugural investment in a Chinese-based entity. We look forward to working closely with Spreadtrum to execute its growth strategy.”

About Spreadtrum

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly- integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

About Silver Lake

Silver Lake is the leader in private investments in technology, technology enabled, and related growth industries. Silver Lake invests with the strategic and operational insights of an experienced industry participant. The firm has over 90 investment professionals located in New York, Menlo Park, San Francisco, London, Hong Kong and Tokyo and manages over $14 billion across large cap and middle market private investment strategies as well as a credit investment strategy. Its portfolio includes or has included technology industry leaders such as Avago, Avaya, Business Objects, CDW, Flextronics, Gartner, Gerson Lehrman, Instinet, Intelsat, NASDAQ, NXP, Sabre / Travelocity, Seagate Technology, Skype, SunGard Data Systems, Thomson and UnityMedia. For more information, please visit www.silverlake.com.

Spreadtrum Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s belief that Silver Lake’s deep domain expertise and extensive industry network will benefit it significantly, Spreadtrum’s expectation regarding partnering with Silver Lake as it grows, Silver Lake’s belief on Spreadtrum’s role in China’s 3G national wireless technology industry, Spreadtrum’s prospects as China becomes home to globally competitive fabless semiconductor players over the coming decade, and Spreadtrum’s future growth. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; Spreadtrum’s ability to sustain recent rates of growth; the state of and any change in the strategic partnership between Spreadtrum and Silver Lake, the state of and any change in Spreadtrum’s relationship with its major customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on June 30, 2009, especially the section under “Risk Factors” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For inquiries, please contact:

Edelman (on behalf of Silver Lake)

Corliss Ruggles
Tel:	+852 2837 4719
Mobile:	+852 9359 6996
Email:	corliss.ruggles@edelman.com

Cynthia Ng
Tel:	+852 2837 4738
Mobile:	+852 9883 8148
Email:	cynthia.ng@edelman.com

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